Filed Pursuant to Rule 424(b)(3)
Registration No. 333-283571
JLL INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 2 DATED MAY 1, 2026
TO THE PROSPECTUS DATED APRIL 17, 2026

This supplement No. 2 is part of the prospectus of JLL Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 2 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the status of our share repurchase plan;
•an update to the Subscription Agreements to the prospectus; and
•the recent share pricing information.
Share Repurchase Plan Status
During the period from April 1, 2026 through April 30, 2026, we redeemed 2,311,449 shares for a total of approximately $25,999,000 pursuant to our share repurchase plan. We honored 100% of all redemption requests received. Shares are not eligible for repurchase for the first year after purchase except upon death or disability of the stockholder. Shares issued pursuant to our distribution reinvestment plan are not subject to the one-year holding period. Eligible share repurchases during the period from April 1, 2026 through June 30, 2026 are limited to approximately $116,923,000 which is 5% of the NAV of all classes of shares as of the last business day of the previous calendar quarter.
Updates to the Subscription Agreements
The following disclosure supersedes and replaces the section of the subscription agreement regarding Washington investors:
Washington Investors. A Washington investor’s aggregate investment in our company and other non-traded direct participation programs shall not exceed 10% of such investor’s liquid net worth at the time of investment in us. This concentration limit does not apply to investments made through the distribution reinvestment plan nor to an investor who is an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended.

Recent Share Pricing Information
Below is the daily NAV per share, as determined in accordance with our valuation guidelines, for each business day from April 1 to April 30, 2026, for each of our classes of common stock:

Date	NAV per Share
	Class A	Class M	Class A-I	Class M-I
April 1, 2026	$11.23	$11.25	$11.27	$11.24
April 2, 2026	$11.23	$11.25	$11.27	$11.24
April 6, 2026	$11.23	$11.25	$11.27	$11.25
April 7, 2026	$11.23	$11.25	$11.27	$11.25
April 8, 2026	$11.24	$11.25	$11.27	$11.25
April 9, 2026	$11.24	$11.25	$11.27	$11.25
April 10, 2026	$11.24	$11.25	$11.27	$11.25
April 13, 2026	$11.24	$11.25	$11.27	$11.25
April 14, 2026	$11.24	$11.25	$11.27	$11.25
April 15, 2026	$11.24	$11.25	$11.27	$11.25
April 16, 2026	$11.24	$11.25	$11.27	$11.25
April 17, 2026	$11.24	$11.26	$11.27	$11.25
April 20, 2026	$11.25	$11.27	$11.29	$11.27
April 21, 2026	$11.25	$11.27	$11.29	$11.27
April 22, 2026	$11.27	$11.29	$11.30	$11.28
April 23, 2026 (1)	$11.22	$11.24	$11.25	$11.23
April 24, 2026	$11.22	$11.24	$11.25	$11.23
April 27, 2026	$11.23	$11.24	$11.26	$11.23
April 28, 2026	$11.23	$11.25	$11.27	$11.24
April 29, 2026	$11.24	$11.26	$11.27	$11.25
April 30, 2026	$11.25	$11.27	$11.28	$11.26
(1) On, March 26, 2026, our board of directors approved a gross dividend for April 2026 of $0.0525 per share to stockholders of record as of April 23, 2026. The decrease in share price on April 23, 2026 reflects the accrual of this cash distribution.

Purchases and repurchases of shares of our common stock will be made based on the appropriate day’s applicable per share NAV. On each business day, our NAV per share for each publicly offered share class is posted on our public share website, www.JLLIPT.com. The NAV per share for all share classes is available on our toll-free, automated telephone line, (855) 652-0277.